SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 7)

NEXPOINT RESIDENTIAL TRUST, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

65341D102

(CUSIP Number)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 65341D102	13D

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 693,602.85
	8	SHARED VOTING POWER 1,123,366.89
	9	SOLE DISPOSITIVE POWER 693,602.85
	10	SHARED DISPOSITIVE POWER 1,123,366.89
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,816,969.74
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.61%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65341D102	13D

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 65341D102	13D

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,268.10
	8	SHARED VOTING POWER 3,763,989.80
	9	SOLE DISPOSITIVE POWER 24,268.10
	10	SHARED DISPOSITIVE POWER 3,763,989.80
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,788,257.90
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.95%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP No. 65341D102	13D

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,874,577.62
	8	SHARED VOTING POWER 7,500
	9	SOLE DISPOSITIVE POWER 1,874,577.62
	10	SHARED DISPOSITIVE POWER 7,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,882,077.62
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.92%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 65341D102

SCHEDULE 13D/A

This Amendment No. 7 (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), James D. Dondero and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed on March 26, 2015, as subsequently amended on April 14, 2015, as subsequently amended on April 23, 2015, as subsequently amended on April 24, 2015, as subsequently amended on September 2, 2015, as subsequently amended on October 19, 2015 and as subsequently amended on July 22, 2016. This Amendment updates the Reporting Persons and stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows.

Item 2. Identity and Background.

(a) This Amendment is filed by and on behalf of each of the following persons: (i) Highland Capital, (ii) NexPoint Advisors, (iii) James D. Dondero, and (iv) Nancy Marie Dondero.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Amendment nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of each of Highland Capital, NexPoint Advisors and Mr. Dondero is 300 Crescent Court, Suite 700, Dallas, Texas 75201. The address of the principal business office of Ms. Dondero is 1010 Crescent Beach Road, Vero Beach, Florida, 32963.

(c) The principal business of Highland Capital and NexPoint Advisors is acting as investment adviser and/or manager to other persons. The principal business of Mr. Dondero is managing affiliates of Highland Capital and NexPoint Advisors. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital and NexPoint Advisors. The principal business of Ms. Dondero is serving as trustee of a trust.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e) On September 25, 2014, Highland Capital entered into a settlement with the Securities and Exchange Commission (“SEC”) resulting in the SEC issuing an order. This order resolves the SEC’s allegations that Highland Capital violated Sections 204(a) and 206(3) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 204-2 thereunder by trading securities between its clients’ accounts and accounts in which Highland Capital and its principals maintained an ownership interest without adhering to certain requirements set forth by the Advisers Act. The transactions occurred between 2007 and 2009, and many were executed in an effort to generate or maintain liquidity for the advised accounts during September and October 2008. Specifically, the order found that, during the relevant time period, Highland Capital engaged in a number of transactions with its client advisory accounts without disclosing in writing to those clients that Highland Capital was acting as principal, or obtaining client consent to the transactions, before the trades were completed. Highland Capital did ultimately receive client consent for many of the transactions; however, this consent was received after the transactions had settled, and therefore did not comply with the requirements of Advisers Act Section 206(3). In addition, the order found that, during the relevant time period, Highland Capital failed to keep and maintain true, accurate and current certain books and records as required by the Advisers Act.

CUSIP NO. 65341D102

The order requires Highland Capital to cease and desist from committing or causing any violations and any future violations of Advisers Act Sections 204(a) and 206(3) and Rule 204-2; censures Highland Capital; and requires Highland Capital to pay a civil monetary penalty of $225,000. Highland Capital must also comply with certain undertakings, including retaining an independent consultant to conduct a comprehensive review of Highland Capital’s compliance and control systems relating to principal trades, and the creation and retention of its books and records.

(f) Mr. Dondero is a United States citizen. Highland Capital and NexPoint Advisors are Delaware entities. Ms. Dondero is a United States citizen.

Item 3. Source and Amount of Funds.

The Reporting Persons received an aggregate of 2,470,129 shares of Common Stock, par value $0.01 per share (the “Common Stock”) in connection with the consummation of the separation of the Issuer from NexPoint Credit Strategies Fund (the “Spin-Off”). As of October 20, 2016, the Reporting Persons had purchased additional shares of Common Stock with working capital in open market purchases for an aggregate purchase price of approximately $20,017,887.92.

Item 5. Interest in Securities of the Issuer.

(a) As of October 20, 2016, (i) Highland Capital may be deemed to beneficially own 1,816,969.74 shares of Common Stock, which represents approximately 8.61% of the outstanding Common Stock, (ii) NexPoint Advisors may be deemed to beneficially own 15,400 shares of Common Stock, which represents approximately 0.07% of the outstanding Common Stock, (iii) James D. Dondero may be deemed to beneficially own 3,788,257.90 shares of Common Stock, which represents approximately 17.95% of the outstanding Common Stock, and (iv) Nancy Marie Dondero, in her capacity of trustee of a trust, may deemed to beneficially own 1,882,077.62 shares of Common Stock, which represents approximately 8.92% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of the 1,882,077.62 shares of Common Stock owned by the trust referred to in the preceding sentence.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P. (1)	693,602.85	1,123,366.89	693,602.85	1,123,366.89
NexPoint Advisors, L.P. (2)	0	15,400	0	15,400
James D. Dondero (3)	24,268.10	3,763,989.80	24,268.10	3,763,989.80
Nancy Marie Dondero (4)	1,874,577.62	7,500	1,874,577.62	7,500

(1)	These shares are held by Highland Capital both directly and indirectly through advised accounts. Mr. Dondero is the President and the director of Strand Advisors, Inc., Highland Capital’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares.
(2)	These shares are held by NexPoint Advisors indirectly through an advised account. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of shares held by NexPoint Advisors. Mr. Dondero disclaims beneficial ownership of such shares.
(3)	These shares are held by Mr. Dondero both directly and indirectly through Highland Capital and NexPoint Advisors (as described in footnotes (1) and (2) above), an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the President and the director of Strand Advisors, Inc., Highland Capital’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero is also the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of shares held by NexPoint Advisors. Mr. Dondero disclaims beneficial ownership of such shares.

CUSIP NO. 65341D102

(4)	Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a). Ms. Dondero is the sister of Mr. Dondero.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons

CUSIP NO. 65341D102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2016

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	President

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ James D. Dondero
Name:	James D. Dondero
Title:	Sole Member

/s/ James D. Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement by and among the Reporting Persons

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 26, 2016.

Date	Effected By	Nature of Transaction	Quantity		Price
9/9/2016	NexPoint Advisors	Open Market Purchase	7,600		$19.7398
9/13/2016	Highland Capital	Open Market Purchase	54,136.5224	(1)	$20.319
10/20/2016	Highland Capital	Open Market Purchase	62,181.7893	(2)	$18.3002

(1)	Shares acquired in connection with issuer’s dividend reinvestment plan with all purchases funded and instructions given on or about September 1, 2016. Under operation of the plan, monthly purchases are conducted by the plan administrator evenly over the course of approximately the first 20 days after initial funding date.
(2)	Shares acquired in connection with issuer’s dividend reinvestment plan with all purchases funded and instructions given on or about October 1, 2016. Under operation of the plan, monthly purchases are conducted by the plan administrator evenly over the course of approximately the first 20 days after initial funding date.